
CURTISS
VISION 2020
CONFIDENTIAL

OVERVIEW

Vision 2020

Curtiss formed to lead a new golden age of sustainable, fun motorcycling.

Curtiss Motorcycle Company, Inc. is currently traded under the symbol **CMOT** on the OTC Market.

Curtiss has invested over seven years creating **Vision 2020**—our blueprint through fiscal year 2030:

—20,000,000 USD of sales;

—In fiscal year 2020;

—A 30% EBITDA;

—With 40% average annualized growth;

—Through 2028-2029: $1.18 Billion of Sales;

—Move to NASDAQ on or before our 2-year anniversary; initiate a public offering of our common stock.

**The future revenue numbers and milestones in this deck are projections and cannot be guaranteed.*

OPPORTUNITY

No Leader Exists

The market for premium heavyweight and middleweight battery electric motorcycles in 2020 is projected to be $100,000,000 USD. The market is projected to grow at an annual rate of 42%. The electrification of motorcycling is well underway. No leader exists in this premium battery electric motorcycle space.

Curtiss formed to be the leader.

EXECUTION

Lead the Charge

We have designed and are hand-crafting a superior breed of premium battery-electric motorcycles aimed at the top 20% of the electric motorcycle market.

Fortified by a robust brand foundation, a new American minimalist design ethos, and a lean, fast pre-selling business model, Curtiss is best positioned to take the leadership role in the premium battery electric motorcycle space over the next 18 months for generations to come.

PRODUCTS

Hot Rod Gods

SERIES 1 — ORIGINAL FOUNDERS SERIES

HERA	$90,000
ZEUS	$60,000
HADES	$45,000
EROS	$45,000
ARES	$45,000

CARVED FROM BILLET

SERIES 2

HERA	$45,000
ZEUS	$30,000
HADES	$22,500
EROS	$22,500
ARES	$22,500

CAST

SERIES 3

HERCULES	$15,000
DIONYSUS	$15,000
MEDUSA	$15,000
POSEIDON	$15,000

CAST



SERIES 1


HERA


ZEUS


HADES


EROS


ARES

SERIES 2


HERA


ZEUS


HADES


EROS


ARES

SERIES 3


HERCULES


DIONYSUS


MEDUSA


POSEIDON



HERA

The Flagship

LUXURY | POWER | REFINEMENT

Inspired by Glenn H. Curtiss' world speed record-setting 1907 V8 motorcycle, the 2020 Curtiss Hera will set the benchmark for ultra-premium electric motorcycles. Featuring its unique V8 battery cooling tower architecture, a state of the art high-torque motor, and a perfectly proportioned 66 inch wheelbase, Hera will occupy a class all her own.



Glenn Curtiss and his world speed record-setting V8 motorcycle. Circa 1907.

PRODUCT CADENCE

Timing & Pricing for the Oncoming Wave

LAUNCH SCHEDULE

DATE	MODEL	ARCHITECTURE
MAY 2018	ZEUS	CURTISS 1 MOTORCENTERED
LATE 2018	HERA	CURTISS 1 MOTORCENTERED
MAY 2019	HADES	CURTISS 1 MOTORCENTERED
LATE 2019	EROS	CURTISS 1 MOTORCENTERED
MAY 2020	ARES	CURTISS 1 MOTORCENTERED
LATE 2020	HERCULES	CURTISS 2 MOTORTAIL
MAY 2021	MEDUSA	CURTISS 2 MOTORTAIL
LATE 2021	DIONYSUS	CURTISS 2 MOTORTAIL
MAY 2022	POSEIDON	CURTISS 2 MOTORTAIL

PRODUCTION SCHEDULE

SERIES	DATE	MODEL	PRICING
SERIES 1 – CARVED – FOUNDER'S EDITION – LIMITED TO 180	2019	HERA	$90,000
		ZEUS	$60,000
		HADES	$45,000
SERIES 2 – CAST	2020	HERA	$45,000
		ZEUS	$30,000
		HADES	$22,500
	2021	+ EROS	$22,500
	2022	+ ARES	$22,500
SERIES 3 – CAST	2023	+ HERCULES	$15,000
		+ MEDUSA	$15,000
	2024	+ DIONYSUS	$15,000
		+ POSEIDON	$15,000

BUSINESS MODEL

Sustainable by Design; Built to a Best & Finest Standard

Your Curtiss Motorcycle Company, Inc., is a demand pull pre-seller of battery electric mean, clean, green motorcycles featuring an all-American pure, organic minimalism leading an all new golden age of proportionate, beautiful, effortless, luxurious motorcycling. Curtiss creates to a "best and finest" standard. There is no compromise.

The Curtiss vision is one life/one bike. DreamMaker, our Curtiss customer creative tool, affords each Curtiss man and woman the opportunity to design the uber-unique individual aesthetic and dynamic riding experience of his or her dreams. Every iconic two-wheeled architecture known to man, and a few we invented, is perfected for its intended purpose. Each is availed with unique shapes in differing rider types offered with distinct insignia, graphics, and color. Dream maker organically illuminates your perfect motorcycle accomplice upon which you ride out the journey of your life.

Each and every Curtiss motorcycle shall be overbuilt to last forever. This, along with our zero GHG emissions mandate, fully expresses our foundation cornerstone, permanent human sustainability.

Through lean, smart, guerrilla public relations and marketing, deployment of an aggressive new product launch cadence, a judo type of combat art relative to the competition and a public stock offering in early 2020, Curtiss will be a global household brand within 1080 days of our founding, February 20, 2021.

DREAMMAKER TOUCHPOINTS:

—Brand Series Architecture

—Style

—Shape

—Type

—Graphics

—Color

DISTRIBUTION

Know Thy Customer

We have over 25 years of experience as an online pre-seller of luxury motorcycles. Curtiss will leverage this experience while adding Dream Maker, an advanced motorcycle configurator imbued with Curtiss Advanced Design support, focused on our one life/one bike vision, illuminating, nurturing, and informing the ultimate dream Curtiss motorcycle for each Curtiss man and woman.

Our Curtiss online pre-selling initiative will be backed up by 40 spaces, worldwide. The same all-American organic minimalism that is the foundation of Curtiss motorcycle design will inform our retail boutique interior design and external façade. These 40 luxury boutique experience centers will form a hybrid collective of enterprise and franchise owned spaces in key optimally located urban environments globally. Each will be the canvas upon which Curtiss design purity, overbuilt integrity and ultimate hand craftsmanship will be on display. Curtiss men's and women's luxury motorcycle apparel and accessories will be featured as well.

Presently Curtiss has 31 motorcycle service centers located throughout the 48 contiguous United States. We will grow this figure. We will supplement these service centers with "Geek Squad"-like existing electronics and technological specialists to further facilitate the best and finest aftersales experience. International distribution will follow our US aftersales model, partnering with the best and finest aftermarket motorcycle shops in the world creating the best and finest motorcycle service network ever built.

COMPETITION

An All-Electric, All-American Showdown

In 2014, Harley-Davidson unveiled its “LiveWire” battery electric concept motorcycle. This year, the company declared their intent to produce and market a battery electric model in 2019.

This validates our effort and sets the stage for an all-electric all-American motorcycle showdown between two brands with deep roots in American motorcycle history. We will use to our advantage their ICE-focused balance sheet, old-tech, big-scale manufacturing, big-box brick and mortar retail, and their necessity to heavily promote battery electric motorcycling. We are a serious and careful hare; they are the tortoise. In the tiny but very fast-growing niche we each enter, we will cultivate a binary choice between the brand of yesterday and the brand of tomorrow. The decision will be clear.

Other electric motorcycle brands including Zero, Lightning, Energica, Lito, and Sarolea represent category peers, but not direct competition.

TRACTION


GEICO
Motorcycle

Curiss Zeus wins “Most Innovative Motorcycle” award at the 2018 Quail Motorcycle Gathering in Carmel, California.

Positive Energy

— Zeus Concept Prototype Built
— Zeus named “Most Innovative Motorcycle” at The 2018 Quail Motorcycle Gathering
— 125,400+ Facebook Followers
— 33,100+ Instagram Followers
— 12,000+ Email Subscribers
— 500+ Expressions of Interest Received
— Positive Global Media Coverage

Los Angeles Times	npr	FAST COMPANY	JALOPNIK
Robb Report	MOTORCYCLE.COM	uncrate	duPont REGISTRY
autoblog	designboom	MAXIM	electrek

PATH TO MARKET

KEY MILESTONES

—May 5, 2018: Zeus Concepts at The Quail Motorcycle Gathering

—Nov 26, 2018: Pre-sales of Series 1 Begins

—February 20, 2019: CMOT common stock reverse splits 10 for 1

—May 6, 2019: Hades Unveiled: The Ultimate Urban Motorcycle Experience

—Jun 23, 2019: DreamMaker goes live

—Dec 31, 2019: $20M of Pre-sales at 30% profit margin on the books

—Jan 8, 2020: Production of 666 Units

—February 20, 2020: CMOT uplifts to NASDAQ initiating a public offering

California First. Then the World.

More motorcycles are sold and registered in California than anywhere else in the United States. This fertile motorcycle market combined with California's early adoptive and environmentally conscious nature clarifies our distribution strategy. We will aggressively market the Curtiss battery electric range in California first, taking full advantage of the significant tailwinds driving the electrification of the automotive sector.

Through 2019, our sole marketing, sales, and distribution focus will be on California. In 2020, we will broaden marketing and distribution to the entire US market. We will add UK, EU, China, Japan, and India in successive years.

CORE TEAM



Chairman & CEO Matt Chambers photographed
for Bloomberg Businessweek

Lean. Experienced. Determined.

We are a zealous team committed to achieving our business goals. We have nearly 30 years of experience creating and pre-selling some of the world's most innovative and desirable motorcycles. We will continue to attract smart, skilled, and engaged talent as we grow into the future. We also have a far-reaching indirect team of equally impassioned suppliers and vendors that form a robust network of expertise and innovation.

Matt Chambers
Chairman & CEO

Jay Etheridge
Finance

Jordan Cornille
Design

JT Nesbitt
Design

Paul Ogilvie
Powertrain

Tony Audette
Engineering

Paul Adams
Customer Experience

Pam Miller
Administration

Jason Reddick
Production

Lee Peak
Procurement

James Chambers
Database

Alan Cathcart
Tuning

DESIGN



Harley-Davidson Livewire



1903 Curtiss V-Twin

Redefining American Minimalism

Internal combustion motorcycles have grown into giants due to the size of their modern-age components. Battery-electric vehicle technology allows us to go back to the golden age of motorcycling's design glory days; the early twentieth-century. Smaller, less mechanically complicated components requiring fewer parts means that the package and proportion of Curtiss machines will be radically differentiated and much more aesthetically pleasing. Other electric motorcycle manufacturers, however, have not taken advantage of these significant packaging and proportion opportunities. We have.

Curtiss electric motorcycles will be contemporary in design and styling, but nostalgic in size and proportion. These vintage proportions are far more beautiful and far less intimidating, especially to new riders. Curtiss design is a key factor in attracting new riders to the Curtiss brand.

Curtiss classicism fused with clean, high-tech modernity will sell, sustainability.

FUNDING

$1.07 Million Secondary Round

$0.20 per Share

3 Prototype Models – Hera (1); Hades (1); Zeus (1)	180,000
Initial Series 1 Inventory	731,250
Working Capital	158,750
Total	**$1,070,000**[1]

1. 2020 Financial Goals - IPO at $1.50 to $5.00 per share on NASDAQ; may require reverse split

APPENDIX—1

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year
2018-19

Income Proforma in US Dollars

P&L Production Weeks Per Quarter	Quarter 1 13	Quarter 2 12	Quarter 3 7	Quarter 4 13	Total 45	
Units Produced:						
Confederate Fighter / Bomber - MSRP $95,000	3	4	3	-	10	
Curtiss Warhawk - MSRP $105,000[1]	-	-	9	14	23	
Total Produced	3	4	12	14	33	
Revenue						
Average Revenue to Company Per Unit Sold - $105,000	315,000	420,000	1,260,000	1,470,000	$ 3,465,000	
Total Revenue	**315,000**	**420,000**	**1,260,000**	**1,470,000**	**$ 3,465,000**	
Cost of Goods Sold						
Avg BOM per unit - $53,650	160,950	214,600	643,800	751,100	$ 1,770,450	
Direct labor per unit - $1,250	3,750	5,000	15,000	17,500	$ 41,250	
Warranty reserve per unit - $750	2,250	3,000	9,000	10,500	$ 24,750	
Total Cost of Goods Sold	**166,950**	**222,600**	**667,800**	**779,100**	**$ 1,836,450**	53.00%
Gross Revenue	**148,050**	**197,400**	**592,200**	**690,900**	**$ 1,628,550**	47.00%
Operating Expenses						
Marketing	75,000	40,555	140,555	40,555	$ 296,665	8.56%
R&D	195,000	95,000	300,500	233,500	$ 824,000	23.78%
Sales / After Sales	19,500	19,500	19,500	19,500	$ 78,000	2.25%
Finance Salaries	16,500	16,500	16,500	16,500	$ 66,000	1.90%
Executive Salaries	63,000	63,000	63,000	63,000	$ 252,000	7.27%
Production Salaries	28,500	28,500	28,500	28,500	$ 114,000	3.29%
Taxes and Benefits	18,385	18,385	20,035	35,533	$ 92,338	2.66%
Rent, utilities & phone	28,969	28,969	28,969	28,969	$ 115,876	3.34%
Insurance, licenses	17,830	14,672	18,981	17,622	$ 69,105	1.99%
Legal, professional & audit	20,000	20,000	20,000	20,000	$ 80,000	2.31%
Total SG&A Expense	482,684	345,081	656,540	503,679	$ 1,987,984	57.37%
EBITDA	$ (334,634)	$ (147,681)	$ (64,340)	$ 187,221	$ (359,434)	-10.37%

1) Curtiss "Original Hellrider" first edition of 35.

**The numbers in this slide are projections and cannot be guaranteed*

APPENDIX—2

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year
2019-20

Income Proforma in US Dollars

P&L	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total	
Production Weeks Per Quarter[1]	13	12	7	13	45	
Units Produced:						
Curtiss Warhawk - MSRP $105,000	11	9	-	-	20	
Curtiss Series 1 - Hera - From $90,000		14	8	14	36	
Curtiss Series 1 - Zeus - From $60,000		14	8	14	36	
Curtiss Series 1 - Hades - From $45,000		41	24	43	108	
Total Produced	11	78	40	71	200	
Revenue						
Curtiss Warhawk - $105,000	1,155,000	945,000	-	-	$ 2,100,000	
Curtiss Series 1 - $57,000 (Avg per unit sold)	-	3,933,000	2,280,000	4,047,000	$ 10,260,000	
Total Revenue	**1,155,000**	**4,878,000**	**2,280,000**	**4,047,000**	**$ 12,360,000**	
Cost of Goods Sold						
BOM Curtiss Warhawk - $53,650	590,150	482,850	-	-	$ 1,073,000	
BOM Curtiss Series 1 - $29,210	-	2,015,490	1,168,400	2,073,910	$ 5,257,800	
Direct labor, tooling, depreciation and PP&E per unit						
Curtiss Warhawk - $1,250	13,750	11,250	-	-	$ 25,000	
Curtiss Series 1 - $500	-	34,500	20,000	35,500	$ 90,000	
Warranty reserve per unit						
Curtiss Warhawk - $750	8,250	6,750	-	-	$ 15,000	
Curtiss Series 1 - $500	-	34,500	20,000	35,500	$ 90,000	
Total Cost of Goods Sold	**612,150**	**2,585,340**	**1,208,400**	**2,144,910**	**$ 6,550,800**	53.00%
Gross Revenue	**542,850**	**2,292,660**	**1,071,600**	**1,902,090**	**$ 5,809,200**	47.00%
Operating Expenses						
Marketing[2]	618,000	618,000	618,000	618,000	$ 2,472,000	20.00%
R&D	92,700	92,700	92,700	92,700	$ 370,800	3.00%
Sales / After Sales	61,800	61,800	61,800	61,800	$ 247,200	2.00%
Finance Salaries	15,450	15,450	15,450	15,450	$ 61,800	0.50%
Executive Salaries	54,075	54,075	54,075	54,075	$ 216,300	1.75%
Production Salaries	30,900	30,900	30,900	30,900	$ 123,600	1.00%
Taxes and Benefits	30,900	30,900	30,900	30,900	$ 123,600	1.00%
Rent, utilities & phone	23,175	23,175	23,175	23,175	$ 92,700	0.75%
Insurance, licenses	30,900	30,900	30,900	30,900	$ 123,600	1.00%
Legal, professional & audit	30,900	30,900	30,900	30,900	$ 123,600	1.00%
Total SG&A Expense	988,800	988,800	988,800	988,800	$ 3,955,200	32.00%
EBITDA	**$ (445,950)**	**$ 1,303,860**	**$ 82,800**	**$ 913,290**	**$ 1,854,000**	15.00%

1) Production weeks per quarter remain constant through FY 2023-24.

2) Big Marketing budget to kickstart 20,000,000 USD of pre-sales.

**.The numbers in this slide are projections and cannot be guaranteed*

APPENDIX—3

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year
2020-21

Income Proforma in US Dollars

P&L Production Weeks Per Quarter	Quarter 1 13	Quarter 2 12	Quarter 3 7	Quarter 4 13	Total 45	
Units Produced:						
Curtiss Series 2 - Hera - From $45,000	48	44	27	48	167	
Curtiss Series 2 - Zeus - From $30,000	48	44	26	48	166	
Curtiss Series 2 - Hades - From $22,500	96	89	52	96	333	
Total Produced	192	177	105	192	666	
Revenue						
Curtiss Series 2 - $30,000 (Avg per unit sold)	5,760,000	5,310,000	3,150,000	5,760,000	$ 19,980,000	
Total Revenue	**5,760,000**	**5,310,000**	**3,150,000**	**5,760,000**	**$ 19,980,000**	
Cost of Goods Sold						
Avg BOM Curtiss Series 2 - $15,200	2,918,400	2,690,400	1,596,000	2,918,400	$ 10,123,200	
Direct labor, tooling, depreciation and PP&E per unit - $350	67,200	61,950	36,750	67,200	$ 233,100	
Warranty reserve per unit - $350	67,200	61,950	36,750	67,200	$ 233,100	
Total Cost of Goods Sold	**3,052,800**	**2,814,300**	**1,669,500**	**3,052,800**	**$ 10,589,400**	53.00%
Gross Revenue	**2,707,200**	**2,495,700**	**1,480,500**	**2,707,200**	**$ 9,390,600**	47.00%
Operating Expenses						
Marketing	249,750	249,750	249,750	249,750	$ 999,000	5.000%
R&D	149,850	149,850	149,850	149,850	$ 599,400	3.000%
Sales / After Sales	99,900	99,900	99,900	99,900	$ 399,600	2.000%
Finance Salaries	24,975	24,975	24,975	24,975	$ 99,900	0.500%
Executive Salaries	87,413	87,413	87,413	87,413	$ 349,650	1.750%
Production Salaries	49,950	49,950	49,950	49,950	$ 199,800	1.000%
Taxes and Benefits	49,950	49,950	49,950	49,950	$ 199,800	1.000%
Rent, utilities & phone	37,463	37,463	37,463	37,463	$ 149,850	0.750%
Insurance, licenses	49,950	49,950	49,950	49,950	$ 199,800	1.000%
Legal, professional & audit	49,950	49,950	49,950	49,950	$ 199,800	1.000%
Total SG&A Expense	849,150	849,150	849,150	849,150	$ 3,396,600	17.00%
EBITDA	**$ 1,858,050**	**$ 1,646,550**	**$ 631,350**	**$ 1,858,050**	**$ 5,994,000**	30.00%

**.The numbers in this slide are projections and cannot be guaranteed*

APPENDIX—4

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year
2021-22

ıcome Proforma in US Dollars

L	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total	
ɔduction Weeks Per Quarter	13	12	7	13	45	
its Produced:						
Curtiss Series 2 - Hera - From $45,000	80	74	43	80	277	
Curtiss Series 2 - Zeus - From $30,000	81	74	43	81	279	
Curtiss Series 2 - Hades / Eros - From $22,500	160	148	87	160	555	
Total Produced	321	296	173	321	1,111	
venue						
Curtiss Series 2 - $30,000 (Avg per unit sold)	9,630,000	8,880,000	5,190,000	9,630,000	$ 33,330,000	
tal Revenue	**9,630,000**	**8,880,000**	**5,190,000**	**9,630,000**	**$ 33,330,000**	
st of Goods Sold						
g BOM Curtiss Series 2 - $15,200	4,879,200	4,499,200	2,629,600	4,879,200	$ 16,887,200	
ect labor, tooling, depreciation and PP&E per unit - $350	112,350	103,600	60,550	112,350	$ 388,850	
ırranty reserve per unit - $350	112,350	103,600	60,550	112,350	$ 388,850	
tal Cost of Goods Sold	**5,103,900**	**4,706,400**	**2,750,700**	**5,103,900**	**$ 17,664,900**	53.00%
ɔss Revenue	**4,526,100**	**4,173,600**	**2,439,300**	**4,526,100**	**$ 15,665,100**	47.00%
erating Expenses						
rketing	416,625	416,625	416,625	416,625	$ 1,666,500	5.000%
D	249,975	249,975	249,975	249,975	$ 999,900	3.000%
es / After Sales	166,650	166,650	166,650	166,650	$ 666,600	2.000%
ance Salaries	41,663	41,663	41,663	41,663	$ 166,650	0.500%
ecutive Salaries	145,819	145,819	145,819	145,819	$ 583,275	1.750%
ɔduction Salaries	83,325	83,325	83,325	83,325	$ 333,300	1.000%
kes and Benefits	83,325	83,325	83,325	83,325	$ 333,300	1.000%
nt, utilities & phone	62,494	62,494	62,494	62,494	$ 249,975	0.750%
urance, licenses	83,325	83,325	83,325	83,325	$ 333,300	1.000%
gal, professional & audit	83,325	83,325	83,325	83,325	$ 333,300	1.000%
al SG&A Expense	1,416,525	1,416,525	1,416,525	1,416,525	$ 5,666,100	17.00%
ITDA	**$ 3,109,575**	**$ 2,757,075**	**$ 1,022,775**	**$ 3,109,575**	**$ 9,999,000**	30.00%

**.The numbers in this slide are projections and cannot be guaranteed*

APPENDIX—5

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year
2022-23

ncome Proforma in US Dollars

&L roduction Weeks Per Quarter	Quarter 1 13	Quarter 2 12	Quarter 3 7	Quarter 4 13	Total 45	
nits Produced:						
Curtiss Series 2 - Hera - From $45,000	134	123	72	134	463	
Curtiss Series 2 - Zeus - From $30,000	134	124	72	134	464	
Curtiss Series 2 - Hades / Eros / Ares - From $22,500	267	247	144	267	925	
Total Produced	535	494	288	535	1,852	
evenue						
Curtiss Series 2 - $30,000 (Avg per unit sold)	16,050,000	14,820,000	8,640,000	16,050,000	$ 55,560,000	
otal Revenue	**16,050,000**	**14,820,000**	**8,640,000**	**16,050,000**	**$ 55,560,000**	
ost of Goods Sold						
vg BOM Curtiss Series 2 - $15,200	8,132,000	7,508,800	4,377,600	8,132,000	$ 28,150,400	
irect labor, tooling, depreciation and PP&E per unit - $350	187,250	172,900	100,800	187,250	$ 648,200	
/arranty reserve per unit - $350	187,250	172,900	100,800	187,250	$ 648,200	
otal Cost of Goods Sold	**8,506,500**	**7,854,600**	**4,579,200**	**8,506,500**	**$ 29,446,800**	53.00%
ross Revenue	**7,543,500**	**6,965,400**	**4,060,800**	**7,543,500**	**$ 26,113,200**	47.00%
perating Expenses						
larketing	694,500	694,500	694,500	694,500	$ 2,778,000	5.000%
&D	416,700	416,700	416,700	416,700	$ 1,666,800	3.000%
ales / After Sales	277,800	277,800	277,800	277,800	$ 1,111,200	2.000%
inance Salaries	69,450	69,450	69,450	69,450	$ 277,800	0.500%
xecutive Salaries	243,075	243,075	243,075	243,075	$ 972,300	1.750%
roduction Salaries	138,900	138,900	138,900	138,900	$ 555,600	1.000%
axes and Benefits	138,900	138,900	138,900	138,900	$ 555,600	1.000%
ent, utilities & phone	104,175	104,175	104,175	104,175	$ 416,700	0.750%
ısurance, licenses	138,900	138,900	138,900	138,900	$ 555,600	1.000%
egal, professional & audit	138,900	138,900	138,900	138,900	$ 555,600	1.000%
otal SG&A Expense	2,361,300	2,361,300	2,361,300	2,361,300	$ 9,445,200	17.00%
BITDA	$ 5,182,200	$ 4,604,100	$ 1,699,500	$ 5,182,200	$ 16,668,000	30.00%

**.The numbers in this slide are projections and cannot be guaranteed*

APPENDIX—6

FINANCIALS

Curtiss Motorcycle Company, Inc
Fiscal Year
2023-24

Income Proforma in US Dollars

P&L Production Weeks Per Quarter	Quarter 1 13	Quarter 2 12	Quarter 3 7	Quarter 4 13	Total 45	
Units Produced:						
Curtiss Series 2 - Hera - From $45,000	134	123	72	134	463	
Curtiss Series 2 - Zeus - From $30,000	134	124	72	134	464	
Curtiss Series 2 - Hades / Eros / Ares - From $22,500	267	247	144	267	925	
Curtiss Series 3[1] - Hercules / Medusa - From $15,000	714	658	384	714	2,470	
Total Produced	1,249	1,152	672	1,249	4,322	
Revenue						
Curtiss Series 2 - $21,425 (Avg per unit sold)	26,760,150	24,681,900	14,397,775	26,760,150	$ 92,599,974	
Total Revenue	**26,760,150**	**24,681,900**	**14,397,775**	**26,760,150**	**$ 92,599,974**	
Cost of Goods Sold						
Avg BOM Curtiss Series 2 & 3- $10,655	13,308,579	12,275,007	7,160,421	13,308,579	$ 46,052,586	
Direct labor, tooling, depreciation and PP&E per unit - $350	437,150	403,200	235,200	437,150	$ 1,512,700	
Warranty reserve per unit - $350	437,150	403,200	235,200	437,150	$ 1,512,700	
Total Cost of Goods Sold	**14,182,879**	**13,081,407**	**7,630,821**	**14,182,879**	**$ 49,077,986**	53.00%
Gross Revenue	**12,577,270**	**11,600,493**	**6,766,954**	**12,577,270**	**$ 43,521,988**	47.00%
Operating Expenses						
Marketing	1,157,500	1,157,500	1,157,500	1,157,500	$ 4,629,999	5.000%
R&D	694,500	694,500	694,500	694,500	$ 2,777,999	3.000%
Sales / After Sales	463,000	463,000	463,000	463,000	$ 1,851,999	2.000%
Finance Salaries	115,750	115,750	115,750	115,750	$ 463,000	0.500%
Executive Salaries	405,125	405,125	405,125	405,125	$ 1,620,500	1.750%
Production Salaries	231,500	231,500	231,500	231,500	$ 926,000	1.000%
Taxes and Benefits	231,500	231,500	231,500	231,500	$ 926,000	1.000%
Rent, utilities & phone	173,625	173,625	173,625	173,625	$ 694,500	0.750%
Insurance, licenses	231,500	231,500	231,500	231,500	$ 926,000	1.000%
Legal, professional & audit	231,500	231,500	231,500	231,500	$ 926,000	1.000%
Total SG&A Expense	3,935,499	3,935,499	3,935,499	3,935,499	$ 15,741,996	17.00%
EBITDA	**$ 8,641,771**	**$ 7,664,994**	**$ 2,831,455**	**$ 8,641,771**	**$ 27,779,992**	30.00%

**.The numbers in this slide are projections and cannot be guaranteed*

APPENDIX—7

FINANCIALS

Curtiss Motorcycle Company, Inc

Extended Forecast (40% annual growth from FY 23-24)

YEAR	Total Revenue	COGS	% to Revenue	Gross Revenue	% to Revenue	SGA	% to Revenue	EBITDA	% to Revenue
2024-25	154,287,441	81,772,344	53.00%	72,515,097	47.00%	26,228,865	17.00%	46,286,232	30.00%
2025-26	257,602,500	136,529,325	53.00%	121,073,175	47.00%	43,792,425	17.00%	77,280,750	30.00%
2026-27	428,407,500	227,055,975	53.00%	201,351,525	47.00%	72,829,275	17.00%	128,522,250	30.00%
2027-28	713,977,500	378,408,075	53.00%	335,569,425	47.00%	121,376,175	17.00%	214,193,250	30.00%
2028-29	1,180,087,500	625,446,375	53.00%	554,641,125	47.00%	200,614,875	17.00%	354,026,250	30.00%

APPENDIX—8

FINANCIALS

Curtiss Financials 2 years

(unaudited)

BALANCE SHEET

	Fiscal Year 2016-2017	Fiscal Year 2017-2018
Assets		
Cash and cash equivalents	1,626	372,658
Other Receivables	63	32,528
Inventory	856,692	1,080,371
Prepaid inventory	20,137	43,444
Prepaid expenses	18,167	29,244
Notes receivable	-	
Total current assets	896,685	1,558,245
Property and equipment, net	159,949	110,538
Total Assets	**1,056,634**	**1,668,783**
Liabilities and Stockholders' Deficit		
Current Liabilities		
Accounts Payable	264,151	57,773
Accrued interest payable	7,502	7,502
Accrued Salaries	278,750	-
Accrued payroll tax liability	71,408	23,628
notes Payable Short Term	-	
Deferred revenue	469,120	497,771
Warranty Reserve	5,132	2,658
Other Accrued Expenses	74,683	76,369
Registration rights liability	175,500	175,500
Payable to be settled in stock	210,000	-
Settlement payable	13,000	-
current portion, note payable		
current portion of capital leases		
current portion of deferred agency fee	-	
deferred commissions		
Total current liabilities	1,569,246	841,201
Notes payable, less current		
Deferred agency fee		
long Term Liabilities	20,055	423,114
Total Libilities	1,589,301	1,264,315
Stockholders' deficit		
Preferred Stock	-	1
Common Stock	32,110	45,490
Additional paid-in capital	12,539,898	13,100,150
Subscriptions Receivable	222,248	188,165
Treasury shares	(313,950)	-
Accumulated deficit	(13,012,973)	(12,929,337)
Total stockholders' deficit	**(532,667)**	**404,468**
Total liabilities and stockholders' deficit	**1,056,634**	**1,668,783**
Current Ratio	0.57	1.85
Number of units sold (New & Preowned)	39.00	16.00

APPENDIX—9

FINANCIALS

Curtiss Financials 2 years

(unaudited)

INCOME STATEMENT

Sales	3,603,213	1,668,403
Cost of goods sold	2,058,223	796,393
Gross profit	**1,544,990**	**872,010**
Gross profit as percentage	*43%*	*52%*
R&D	86,231	246,240
Selling, general and administrative expenses	974,600	1,077,122
	1,060,831	1,323,362
Income (Loss) from operations	484,159	(451,352)
Other income	102,399	556,248
Interest, Net	(651)	(21,260)
	101,748	534,988
Net income (loss)	585,907	83,636
Interest	651	21,260
Tax	31,205	42,912
66400 Other Taxes	8,584	13,353
72000 Payroll Tax	22,621	25,751
66500 Income Tax Exp		3,808
Depreciation	44,553	49,411
Amortization	37,707	34,042
67000 Insurance	37,707	33,688
65150 moving exp		354
EBITDA	700,023	231,261
Non-Cash Share issuance (ESOP)	-	100,000
EBITDA w/ Non-Cash Items	**700,023**	**331,261**

APPENDIX—10

CAPITALIZATION TABLE

—CMOT Shareholders as of June 30, 2018

Name	Last Transaction	Total Shares	Current % of Ownership
[redacted]	10/30/2014	6,234,412	8.90%
[redacted]	10/30/2014	1,765,588	2.52%
[redacted]	4/9/2015	3,100,000	4.42%
[redacted]	3/16/2009	2,633,220	3.76%
[redacted]	5/20/2016	2,699,998	3.85%
[redacted]	1/8/2018	12,107,888	17.28%
[redacted]	3/16/2009	339,693	0.48%
[redacted]	3/16/2009	1,039,913	1.48%
[redacted]	3/16/2009	1,039,913	1.48%
[redacted]	2/25/2015	817,628	1.17%
[redacted]	5/20/2016	787,402	1.12%
[redacted]	3/16/2009	485,280	0.69%
[redacted]	3/16/2009	420,000	0.60%
[redacted]	10/30/2014	384,000	0.55%
[redacted]	3/16/2009	382,168	0.55%
[redacted]	3/16/2009	316,985	0.45%
[redacted]	9/6/2011	300,000	0.43%
[redacted]	12/2/2009	286,627	0.41%
[redacted]	4/6/2016	2,196,143	3.13%
[redacted]	3/16/2009	240,000	0.34%
[redacted]	6/8/2018	336,220	0.48%
[redacted]	1/8/2018	570,472	0.81%
[redacted]	3/3/2015	200,000	0.29%
[redacted]	2/23/2010	200,000	0.29%
[redacted]	2/23/2010	200,000	0.29%
[redacted]	3/16/2015	200,000	0.29%
[redacted]	3/16/2009	200,000	0.29%
[redacted]	12/18/2014	200,000	0.29%
[redacted]	3/16/2009	200,000	0.29%
[redacted]	6/26/2015	200,000	0.29%
[redacted]	3/16/2009	173,323	0.25%
[redacted]	5/20/2016	157,638	0.22%
[redacted]	3/16/2009	150,000	0.21%
[redacted]	1/14/2013	116,279	0.17%
[redacted]	8/24/2011	100,000	0.14%
[redacted]	3/16/2009	100,000	0.14%
[redacted]	10/8/2009	100,000	0.14%
[redacted]	3/16/2009	100,000	0.14%
[redacted]	3/3/2015	100,000	0.14%
[redacted]	9/23/2010	100,000	0.14%
[redacted]	9/23/2010	100,000	0.14%
[redacted]	5/20/2016	78,740	0.11%
[redacted]	3/16/2009	77,030	0.11%

APPENDIX—11

CAPITALIZATION TABLE

—CMOT Shareholders as of June 30, 2018

	3/16/2009	74,000	0.11%
	3/16/2009	70,000	0.10%
	12/3/2009	66,666	0.10%
	12/3/2009	66,666	0.10%
	7/12/2012	50,000	0.07%
	3/16/2009	50,000	0.07%
	7/12/2012	50,000	0.07%
	3/16/2009	45,496	0.06%
	3/16/2009	40,000	0.06%
	3/16/2009	40,000	0.06%
	12/3/2009	33,333	0.05%
	10/8/2009	33,333	0.05%
	12/3/2009	33,333	0.05%
	10/8/2009	33,333	0.05%
	1/28/2013	22,000	0.03%
	3/16/2009	20,000	0.03%
	3/16/2009	5,000	0.01%
	10/29/2014	2,526	0.00%
	2/28/2014	510	0.00%
	2/23/2009	158	0.00%
	5/23/2016	466,668	0.67%
	6/27/2017	1,166,668	1.66%
	1/8/2018	350,000	0.50%
	1/8/2018	350,000	0.50%
	1/8/2018	350,000	0.50%
	1/8/2018	350,000	0.50%
	1/8/2018	350,000	0.50%
	1/8/2018	50,000	0.07%
	1/8/2018	350,000	0.50%
	6/8/2018	162,002	0.23%
	6/8/2018	54,005	0.08%
	6/8/2018	233,333	0.33%
Authorized - unissued as of 6/30/18		1,525,001	2.18%
2018 ESOP - unissued as of 6/30/18		7,050,660	10.06%
Offering - $3,000,000 @ $0.20 per share		15,000,000	21.40%
Totals:		**70,081,251**	**100.00%**

CONCLUSION

Sky's The Limit

1. Curtiss formed to usher in and lead an all-new golden age of motorcycling.
2. Our marketplace is right sized for Curtiss to organically grow with our markets rapid long-term growth projections.
3. No leader exists; Harley-Davidson, the legacy American maker, is our competition.
4. Curtiss has a proven knack for creating honest hot rod motorcycle architecture.
5. Curtiss brings this business acumen to battery electric technology with 100% focus.
6. Our "Vision 2020" Plan calls for leadership of the top 20% of our market, long-term, and mandates 20 million of sales in 2020 with 40% average annual growth at 30% EBITDA through 2029.
7. We patiently timed our launch to beat Harley-Davidson to the first punch; If we are early it may take some additional time to hit our numbers.

CONTACT

Jay Etheridge

jay@curtissmotorcycles.com

+1 877 324 9888


NOT VALID UNLESS COUNTERSIGNED BY TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE
Curtiss
CUSIP NO. 231555 10 3
AUTHORIZED COMMON STOCK: 200,000,000 SHARES
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IS THE RECORD HOLDER OF
Shares of Curtiss Motorcycle Company, Inc. Common Stock
transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.
Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.
Dated:
CORPORATE SECRETARY
CURTISS MOTORCYCLE COMPANY, INC.
CORPORATE
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